

April 8, 2015

<u>Via E-mail</u>
Wanjun Xie
President
Lemont Inc
135-50 Roosevelt Ave., 308
Flushing, NY 11354

> **Re:** **Lemont Inc**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed March 23, 2015**
> **File No. 024-10437**

Dear Mr. Xie:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2015 letter.

<u>General</u>

1. Please continue to send all amendments to the following address: Filer Desk – Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F Street N.E., Washington, D.C. 20549

<u>Part I - Notification</u>

2. We note your revision in response to comment 2. However, you still in indicate that you have no affiliates in Item 3 on page 4. Please revise for consistency

3. We note your response to comment 3. Please tell us when you intend on having your shares listed on the exchange and whether you will be selling your shares at a fixed price for the duration of the offering, even after you are listed on the exchange. In the Business and Properties section of the offering circular, please summarize any requirements for

listing on the NASDAQ as well as how the company plans to meet these requirements, including the requirement that a company be a reporting company with the Securities and Exchange Commission.  Disclose that you are not and will not be a reporting company in connection with this offering.

## Item 5. Unregistered Securities Issued or Sold Within One Year, page 5

4.  We note your response to comment 4 and reissue the comment.  With regard to your sale of securities to Lansdale Inc and Jie Du pursuant to the signed subscription agreement included as Exhibit 1.1, please revise to disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available, or advise.

## Item 6. Other Present or Proposed Offerings, page 5

5.  We note your response to comment 6 that the 20,000,000 Class A common shares are part of the 380,000,000 shares of this proposed offering.  Item 6 requires disclosure of offerings of securities in addition to those covered by the Form 1-A.  Please revise to move this disclosure to a more appropriate section of the Offering Statement.

## Item 7. Marketing Arrangements, page 5

6.  We note your response to comment 7 that Lansdale will buy and hold the shares of the Corporation for itself, so you do not view Lansdale to be an underwriter or dealer.  We also note your disclosure that Lansdale can stabilize the market for any of the securities to be offered.  Please explain to us how Lansdale intends to stabilize the market without acting as an underwriter or dealer.  Refer to Sections 2(a)(11) and 2(a)(12) of the Securities Act.

## Part II – Offering Circular

7.  We note your disclosure on page 7 that this offering is limited to members of a special group, such as employees of the Company or individuals.  We also note your disclosure that you intend to offer 5% of your securities to the public.  As a result, it appears that you are not limiting your offering to a special group.  Please revise or advise.

8.  We note your response to comment 8 and note that you have not restated each of the questions and notes in Part II of the offering statement.  Please refer to the General Instructions of Model A, which indicates that each question and any notes, but not any instructions thereto, shall be restated in its entirety.  Please revise accordingly.

Risk Factors, page 9

9. We note from your Plan of Operation and Milestones disclosure on page 13 that you are dependent on loans from Lansdale Inc to meet your milestones. Please include risk factor disclosure of your dependence on Lansdale and the risk that this presents, or advise.

Business and Properties, page 10

10. We note your disclosure in response to comment 11 that you will open brokerage accounts to trade foreign currencies, gold and silver. In the appropriate section of your Offering Circular, please provide disclosure of the specific types of investment vehicles you will use to hold positions in foreign currencies, gold and silver.

11. We note your industry disclosure under Question 3(c). Please clarify what you mean by "there aren't any business competes or will compete, so it isn't applicable." Please also describe the industry in which you are participating and the trends within that industry, and set forth the timing and size of results of your efforts which will be necessary in order for you to be profitable. Refer to Question 3(c) of Part II of Form 1-A.

12. We that note your additional disclosure in response to comment 12 is not clear. Please revise to clarify what you mean and discuss the degree to which you intend on leveraging your trades and the factors you will consider before making leveraged trades.

13. We note your revised disclosure in response to comment 13 that more than 25% of Wanjun Xie's proceeds from the Corporation will be given in exchange to CDPF. We also note that Mr. Xie does not appear to be receiving any compensation. Please disclose the proceeds Mr. Xie will be receiving from the corporation and the exact percentage that will be given to CDPF in exchange for use of the office and equipment, or advise.

Plan of Operations and Milestones, page 13

14. We note your revised disclosure in response to comment 14. Please provide additional detail of how you intend on achieving each milestone. For example only, you state that you will reinvest the Corporation's income to achieve increasing share prices. Please specify what actions you will take to receive enough income to meet each milestone.

15. We note your response to comment 15. Please clarify what you mean by using "double time" to achieve each of your events or milestones in case of any delays and explain how it will assist in achieving each of your events or milestones. Please also state the probable consequences to the company of delays in achieving each of the events or milestones within the time schedule. Refer to Question 4(b) of Part II of Form 1-A.

Use of Proceeds, page 16

16. Please revise and expand, by footnote, your working capital disclosure to indicate with specificity what this will include.  Please also revise to describe the order of priority in which the proceeds will be used.  Refer to the Instructions for the Use of Proceeds section of Form 1-A

17. We note that in your Use of Proceeds table, it appears that you will use the proceeds from this offering to pay the stock subscription receivable.  However, according to exhibit 1.1, it would appear that Lansdale is required to pay the receivable.  Please revise or advise.

Condensed Statements of Cash Flows, page 34

18. We note your revised disclosure in response to our prior comment 22.  Please amend your filing to include the cash received from the sale of common shares as a cash flow from financing activity.  The amount received from the sale of common shares should reconcile to the amount disclosed in your use of proceeds table excluding the stock subscription receivable.  Additionally, please ensure that the total cash provided by (used in) operating, investing, and financing activities agrees to the net increase in cash and cash equivalents presented.

Part III – Exhibits

19. We note that the legal opinion you have included in response to comment 23 appears to address Item 2 of Part I of Form 1-A.  Please note that Item 2(11) of Part III of Form 1-A requires a legal opinion, which opines upon the legality of the securities to be offered.  Refer to the Division of Corporation Finance Staff Legal Bulletin No. 19 for guidance and have counsel revise the opinion accordingly.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters.  Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel